UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 36)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 20 5

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WHX CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,143(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,143(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,143(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.5%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

4

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WF ASSET CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,311,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,311,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WEBFINANCIAL HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,088,893(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,088,893(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,088,893(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.9%
14	TYPE OF REPORTING PERSON

CO

(1) Consists of 1,913,265 Shares underlying Series C Preferred Stock and 19,175,628 Shares underlying Series E Preferred Stock.

6

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,224,036(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,224,036(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,224,036(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.9%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock and 19,809,785 Shares underlying Series E Preferred Stock.

7

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,143(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,143(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,143(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.5%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

8

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,135,143(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,135,143(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,135,143(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.5%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

9

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,224,036(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,224,036(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,224,036(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.9%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock and 19,809,785 Shares underlying Series E Preferred Stock.

10

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		189,995
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

189,995
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		112,524
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

112,524
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 858098 20 5

The following constitutes Amendment No. 36 to the Schedule 13D filed by the undersigned (“Amendment No. 36”). This Amendment No. 36 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,311,700 Shares owned directly by WF Asset is approximately $43,123,381, including brokerage commissions. Such Shares were acquired with the working capital of HNH, SPHG Holdings and Steel Holdings prior to being transferred to WF Asset. The 636,447 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) owned directly by WebFinancial is $35,000,000. The Series C Preferred Stock was acquired with the working capital of SPHG Holdings prior to being transferred to WebFinancial. The 3,500,000 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) owned directly by each of WebFinancial and Steel Excel were acquired pursuant to the Exchange Agreement discussed in Item 4.

The aggregate purchase price of the 1,552,839 Shares owned directly by Steel Excel is approximately $16,826,723, including brokerage commissions. Such Shares were acquired with the working capital of Steel Excel.

The aggregate purchase price of the 6,428 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 189,995 Shares (including 9,860 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 1,071 Shares owned directly by Mr. Howard is approximately $59,372, including brokerage commissions. Mr. Howard directly beneficially owns an additional 111,453 Shares (including 9,860 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons intend to commence discussions with the Issuer’s management and board of directors regarding a process (the “Process”), in compliance with the terms of the Stockholders’ Agreement, that may result in one or more of the transactions, events or actions involving the Issuer specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of the Shares that the Reporting Persons do not currently own, an extraordinary corporate transaction (such as a merger) and delisting of the Shares and termination of the registration of the Shares under the Exchange Act. No assurances can be given that a definitive agreement will be reached or that any transaction will be proposed by the Reporting Persons or consummated as a result of the Process.

14

CUSIP No. 858098 20 5

The Reporting Persons do not intend to update additional disclosures until a definitive agreement regarding a transaction has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons may determine to accelerate or terminate discussions with the Issuer regarding the Process, withdraw the Process, take any action to facilitate or increase the likelihood of consummation of a transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their affiliates will, directly or indirectly, take such additional steps as they may deem appropriate to further the Process or otherwise to support their investment in the Issuer, including, without limitation: (i) engaging in discussions with advisors and other relevant parties and (ii) entering into confidentiality arrangements and other agreements, arrangements and understandings in connection with the Process.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,319,513 Shares outstanding, which is the total number of Shares outstanding as of September 3, 2024 based on information provided by the Issuer.

As of the close of business on the date hereof, WF Asset owned directly 1,311,700 Shares, constituting approximately 20.8% of the Shares outstanding. By virtue of their relationship with WF Asset discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset.

As of the close of business on the date hereof, WHX CS owned directly 636,447 Shares, constituting approximately 10.1% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, WebFinancial beneficially owned (i) 1,913,265 Shares underlying the Series C Preferred Stock owned directly by WebFinancial and (ii) 19,175,628 Shares underlying the Series E Preferred Stock owned directly by WebFinancial, constituting approximately 76.9% of the Shares.1 By virtue of their relationship with WebFinancial discussed in further detail in Item 2, each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares underlying the Series C Preferred Stock and Series E Preferred Stock owned directly by WebFinancial.

As of the close of business on the date hereof, Steel Excel owned directly 1,552,839 Shares and beneficially owned 634,157 Shares underlying the Series E Preferred Stock owned directly by Steel Excel, which, in addition to the Shares owned directly by WF Asset and WHX CS that Steel Excel may also be deemed to beneficially own, constitute approximately 59.5% of the Shares.1 By virtue of their relationship with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 6,428 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

15

CUSIP No. 858098 20 5

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 189,995 Shares (including 9,860 unvested restricted Shares), which, in addition to the Shares owned directly by SPL that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 3.1% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard owned directly 112,524 Shares (including 9,860 unvested restricted Shares), constituting approximately 1.8% of the Shares outstanding.

This statement reports beneficial ownership of an aggregate of 25,532,983 Shares, including (i) 1,913,265 Shares underlying Series C Preferred Stock and (ii) 19,809,785 Shares underlying Series E Preferred Stock, constituting approximately 91.1% of the Shares.1

(b)       Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and WF Asset may be deemed to have shared power to vote and dispose of the Shares owned directly by WF Asset. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel, HNH and WHX CS may be deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of Steel Holdings, Steel Holdings GP and WebFinancial may be deemed to have shared power to vote and dispose of the Shares underlying the Series C Preferred Stock and Series E Preferred Stock owned directly by WebFinancial. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein and Howard may be deemed to have sole power to vote and dispose of all Shares he directly owns.

(c)       There were no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days except for the purchase of Shares in connection with the Purchase Agreement disclosed in Item 6. On September 3, 2024, the 7.50% Convertible Senior Note due 2024 of the Issuer owned directly by WebFinancial was paid in full.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 1, 2024, Steel Excel entered into a purchase agreement (the “Purchase Agreement”) with Hale Partnership Fund, L.P. and related parties (the “Hale Entities”) pursuant to which Steel Excel purchased 439,673 Shares from the Hale Entities for a purchase price of $12.00 per Share. Pursuant to the Purchase Agreement, Steel Excel also purchased 1,267,803 common units of Steel Holdings from the Hale Entities for a purchase price of $50.00 per common unit.

Pursuant to the Purchase Agreement, the Hale Entities agreed that for a period of two years from the date of the Purchase Agreement that they and their affiliates would not directly or indirectly (i) acquire or seek to acquire any beneficial ownership interest in any equity or debt securities of, or participation interests in any outstanding loans to, the Issuer, Steel Holdings or any of their affiliates, or (ii) enter into any contract, arrangement, understanding, plan, agreement or commitment with respect to any derivative securities of the Issuer, Steel Holdings or any of their affiliates.

1 This is not based solely on the number of outstanding Shares, but calculated pursuant to Rule 13d-3(d) of the Exchange Act.

16

CUSIP No. 858098 20 5

The foregoing description of the Purchase Agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the full text of the Purchase Agreement, filed as Exhibit 99.1 hereto and incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Agreement, dated September 1, 2024.

17

CUSIP No. 858098 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS LLC

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Jason Wong
Jason Wong Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

18

CUSIP No. 858098 20 5

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

WEBFINANCIAL HOLDING CORPORATION

By:	/s/ Maria Reda
Maria Reda Secretary

WF ASSET CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

19